PROSPECTUS SUPPLEMENT NO. 9	Filed pursuant to Rule 424(b)(7)

(To Prospectus dated May 8, 2006, as supplemented by Supplement No. 1 dated June 13, 2006, Supplement No. 2 dated August 24, 2006, Supplement No. 3 dated September 25, 2006, Supplement No. 4 dated October 12, 2006; Supplement No. 5 dated February 2, 2007, Supplement No. 6 dated March 23, 2007, Supplement No. 7 dated April 18, 2007 and Supplement No. 8 dated June 13, 2007)

Registration No. 333-129254

$96,600,000

AFFORDABLE RESIDENTIAL COMMUNITIES LP

HILLTOP HOLDINGS INC. (fka Affordable Residential Communities Inc.)

7½% Senior Exchangeable Notes due 2025

and

Shares of Common Stock Issuable Upon Exchange of the Notes

This prospectus supplement no. 9 supplements and amends the prospectus dated May 8, 2006 (as amended by prospectus supplement no. 1 dated June 13, 2006, supplement no. 2 dated August 24, 2006, supplement no. 3 dated September 25, 2006, supplement no. 4 dated October 12, 2006; supplement no. 5 dated February 2, 2007, supplement no. 6 dated March 23, 2007, supplement no. 7 dated April 18, 2007 and supplement no. 8 dated June 13, 2007) of Affordable Residential Communities LP, or the Partnership, and Hilltop Holdings Inc. (fka Affordable Residential Communities Inc.), or Hilltop, relating to the sale from time to time by certain selling securityholders of the Partnership’s 7½% Senior Exchangeable Notes due 2025, which are referred to in this prospectus supplement as the “Notes”, and the common stock of Hilltop issuable upon exchange of their Notes.

This prospectus supplement should be read in conjunction with and accompanied by the prospectus and is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

The information appearing in the table below, which is based on information provided by or on behalf of the named selling securityholder, supplements and amends the information in the selling securityholders table in the prospectus.

	Principal Amount of Notes (1)(2)		Number of Shares of Common Stock (1)(2)(3)
Selling Security Holder (1)	Beneficially Owned Prior to the Offering and Offered Hereby	Percentage of Notes Outstanding	Beneficially Owned Prior to the Offering and Offered Hereby	Percentage of Hilltop Common Outstanding that May Be Sold Hereby
AQR Absolute Return Master Account, L.P. (4)	$16,000,000	17.6%	1,183,200	2.1%

(1)          Since the date on which we were provided with the information regarding its Notes and other security ownership in Hilltop, selling securityholder may have acquired, sold, transferred or otherwise disposed of all or a portion of its Notes or other securities.  Accordingly, the information provided here for securityholder may understate or overstate, as the case may be, securityholder’s current ownership.

(2)          As the result of the redemption of Notes from time to time by the Partnership, the aggregate principal amount of Notes outstanding as of the date of this prospectus supplement is $90,850,000.  Any such changed information will be set forth in supplements to this registration statement if and when necessary.  For purposes of presenting the number of shares of Hilltop common stock beneficially owned by holders of Notes, we assume an exchange rate of 73.94998 shares of Hilltop common stock per each $1,000 principal amount of Notes, which is equivalent to a conversion price of approximately $13.52 per share of Hilltop common stock, and a cash payment in lieu of the issuance of any fractional share interest.  However, the conversion price is subject to adjustment as described under “Description of Notes—Exchange Rights—Exchange Rate Adjustments” in the prospectus.  As a result, the number of shares of Hilltop common stock issuable upon exchange of the Notes, and as a consequence, the number of shares beneficially owned by the holders of Notes, may increase or decrease in the future.

(3)             Percentages based on 56,461,465 shares of Hilltop common stock outstanding as of December 4, 2007, assuming the issuance of all shares attributable to outstanding warrants that may be exercised within 60 days of such date and all shares issuable upon redemption of outstanding common partnership units in the Partnership.

(4)             AQR Capital Management LLC is investment advisor (the “Advisor”) of the selling securityholder and has sole voting and dispositive power with respect to the securities held by the selling security holder.   Investment principals for the Advisor are Clifford Asness, Robert Krall, John Liew, David Kabiller, Jacques Friedman, Oktay Kurbanov, Ronen Israel and Lars Nielsen.

Investing in the notes and the common stock issuable upon their exchange involves risks.  See “Risk Factors” beginning on page 19 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 6, 2007